UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)

MakeMyTrip Limited

(Name of Issuer)

Ordinary Shares

(Title of Class of Securities)

V5633W109

(CUSIP Number)

Ctrip.com International, Ltd.

99 Fu Quan Road

Shanghai 200335

People’s Republic of China

Attention:  Xiaofan Wang

(+86-21) 3406-4880

with a copy to:

Z. Julie Gao, Esq.

Haiping Li, Esq.

Skadden, Arps, Slate, Meagher & Flom LLP

c/o 42/F, Edinburgh Tower, The Landmark

15 Queen’s Road Central, Hong Kong

(+852) 3740-4700

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 18, 2016

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* This statement on Schedule 13D (the “Schedule 13D”) represents Amendment No. 1 to the statement on Schedule 13D filed with the Securities and Exchange Commission (the “Commission”) on January 25, 2016 (the “Original Filing”) by Ctrip.com International, Ltd. (“Ctrip” or the “Reporting Person”) with respect to the ordinary shares, par value $0.0005 per share (the “Ordinary Shares”), of MakeMyTrip Limited, a public company incorporated under the laws of the Mauritius with limited liability (the “Issuer”).  Except as amended and supplemented hereby, the Original Filing remains in full force and effect.  Capitalized terms used but not defined in this Schedule 13D have the meanings ascribed to them in the Original Filing.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	V5633W109

1		Names of Reporting Persons Ctrip.com International, Ltd.
2		Check the Appropriate Box if a Member of a Group
(a)		☐
(b)		☒
3		SEC Use Only
4		Source of Funds (See Instructions) WC
5		Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6		Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 9,857,028 (1)
	8	Shared Voting Power 0
	9	Sole Dispositive Power 9,857,028 (1)
	10	Shared Dispositive Power 0
11		Aggregate Amount Beneficially Owned by Each Reporting Person 9,857,028 (1)
12		Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13		Percent of Class Represented by Amount in Row (11) 18.9% (2)
14		Type of Reporting Person (See Instructions) CO

(1)             Includes 9,857,028 Ordinary Shares issuable upon conversion of the Convertible Notes, based on a conversion rate of 54.761267 Ordinary Shares per US$1,000 principal amount of the Convertible Notes as set forth in the Notice of Adjustment of Conversion Rate (the “Notice of Adjustment”) delivered by the Issuer to Ctrip on October 18, 2016 pursuant to the Indenture, dated January 14, 2016, between the Issuer and the trustee thereunder.

(2)             Based on 42,222,237 outstanding Ordinary Shares issued and outstanding as of March 31, 2016, as disclosed in the Issuer’s annual report on Form 20-F for the fiscal year ended March 31, 2016 filed with the Commission on June 14, 2016, together with the 9,857,028 Ordinary Shares issuable upon conversion of the Convertible Notes as described herein.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 of the Original Filing is hereby amended and supplemented by adding the following paragraphs:

On October 18, 2016, the Issuer delivered a Notice of Adjustment to Ctrip to the effect that the Issuer has increased the conversion rate under the Convertible Notes to 54.761267 Ordinary Shares per US$1,000 principal amount of the Convertible Notes.  Pursuant to the Notice of Adjustment, the adjustment of the conversion rate became effective immediately, and will apply for a period of 20 business days from October 18, 2016 and only to a conversion of all (and not part) of the aggregate outstanding principal amount of the Convertible Notes.

Pursuant to the Voting Agreement (as defined below), Ctrip has agreed to convert its US$180 million outstanding principal amount of Convertible Notes into 9,857,028 Ordinary Shares.

Item 4. Purpose of Transaction.

Item 4 of the Original Filing is hereby amended and supplemented by adding the following paragraphs:

Voting Agreement.  On October 18, 2016, the Issuer, MIH Internet Sea Private Limited, a limited liability company organized under the laws of Singapore (“Target Parent”), and certain other party thereto entered into a transaction agreement (the “Transaction Agreement”) providing for the acquisition by the Issuer of all of the issued and outstanding shares of Ibibo Group Holdings (Singapore) Private Limited, a limited liability company organized under the laws of Singapore and a wholly owned subsidiary of Target Parent, and the issuance of certain Class B shares by the Issuer to Target Parent (the “Proposed Transaction”).

Concurrently with the execution of Transaction Agreement, Ctrip entered into a voting agreement (the “Voting Agreement”) with Target Parent.  Pursuant to and subject to the terms and conditions of the Voting Agreement, Ctrip agreed that it will, among other matters, (i) make reasonable efforts to cause the Convertible Notes to be converted in their entirety, no later than three business days prior to the record date of the meeting of the Issuer’s shareholders for the purposes of obtaining the Issuer’s shareholder approval of the Proposed Transaction (the “Issuer Shareholder Approval”); (ii) appear at such shareholder meeting or otherwise cause the Ordinary Shares beneficially owned by Ctrip as of the record date to be counted as present at such meeting for purposes of calculating a quorum; or (iii) vote, or cause to be voted, and if requested by Target Parent, execute and deliver, or cause to be executed and delivered, a written consent with respect to, all of the Ordinary Shares beneficially owned by Ctrip in favor of (a) granting the Issuer Shareholder Approval, (b) any permitted adjournment or postpone of the shareholder meeting and (c) any other actions reasonably requested by Target Parent and presented to the Issuer’s shareholders that are necessary or desirable in connection with obtaining the Issuer Shareholder Approval.

Ctrip further agreed, during the term of the Voting Agreement, not to (i) sell, transfer, pledge, encumber, assign or otherwise dispose of, hedge or utilize a derivative to transfer the economic interest in, or enter into any contract, option or other arrangement or understanding with respect to the transfer of, any Convertible Notes or the Ordinary Shares beneficially owned by Ctrip; or (ii) enter into any voting agreement with respect to the Ordinary Shares beneficially owned by Ctrip.  In addition, Ctrip agreed to certain non-solicitation restrictions with respect to any competing transaction.

The Voting Agreement will terminate upon the earliest to occur of (i) the closing of the Proposed Transaction, (ii) the termination of the Transaction Agreement in accordance with its terms, (iii) January 16, 2017,

(iv) the mutual agreement of both Ctrip and Target Parent, and (v) any amendment to the Transaction Agreement without Ctrip’s prior written consent that constitutes an “adverse event” as defined in the Voting Agreement.

Amendment to Investor Rights Agreement.  Concurrently with the execution of the Transaction Agreement, Ctrip and the Issuer also entered into an amendment to the existing Investor Rights Agreement, dated October 18, 2016 (the “Amendment to Investor Rights Agreement”), which amendment will become effective as of the closing of the Proposed Transaction.  Pursuant to the Amendment to Investor Rights Agreement, upon the closing of the Proposed Transaction, the minimum number of Ordinary Shares beneficially owned by Ctrip and its subsidiaries in order for Ctrip to be entitled to the Director Appointment Right will be increased to 9,857,028 Ordinary Shares from 5,057,952 Ordinary Shares under the existing Investor Rights Agreement.  The Amendment to Investor Rights Agreement also updates the list of the Issuer’s competitors for purposes of the prohibition on any transfer of Ordinary Shares by Ctrip or its subsidiaries to competitor transferees as provided in the Investor Rights Agreement.

Registration Rights Agreement.  Concurrently with the execution of the Transaction Agreement, Ctrip, Target Parent, the Issuer and certain other parties thereto entered into a registration rights agreement, dated October 18, 2016 (the “Registration Rights Agreement”), which will become effective as of the closing of the Proposed Transaction.  Upon its effectiveness, the Registration Rights Agreement will supersede and replace the provisions relating to registration rights in the Investor Rights Agreement, as amended.  Pursuant to the Registration Rights Agreement, Ctrip will continue to have certain registration rights with respect to all or any part of the “registrable shares” owned by Ctrip, including (i) all of the Ordinary Shares held by Ctrip and its affiliates, (ii) any Ordinary Shares issuable upon conversion of the Convertible Notes and (iii) any other Ordinary Shares issued as a dividend or other distribution with respect to the Ordinary Shares listed in (i) and (ii) above pursuant to stock splits, stock dividends, reclassifications, recapitalizations or similar events, subject to the limitations specified in the Registration Rights Agreement.

The foregoing descriptions of the Voting Agreement, the Amendment to Investor Rights Agreement and the Registration Rights Agreement, in each case, do not purport to be complete and are qualified in their entirety by reference to the full texts of the Voting Agreement, the Amendment to Investor Rights Agreement and the Registration Rights Agreement, which are filed as Exhibit 3, Exhibit 4 and Exhibit 5, respectively, and incorporated herein by reference.

Item 5. Interest in Securities of the Issuer.

(a), (b)  The second sentence of the first paragraph of Items 5(a) and (b) of the Original Filing is hereby amended and restated as follows:

The calculation of percentage of beneficial ownership of outstanding Ordinary Shares in this Item 5(a) and (b) and elsewhere in this Schedule 13D is based on 42,222,237 outstanding Ordinary Shares issued and outstanding as of March 31, 2016, as disclosed in the Issuer’s annual report on Form 20-F for the fiscal year ended March 31, 2016 filed with the Commission on June 14, 2016, together with the 9,857,028 Ordinary Shares issuable upon conversion of the Convertible Notes as described herein.

Item 7. Material to be Filed as Exhibits.

Exhibit No.	Description

1*	Convertible Notes Purchase Agreement, by and between the Issuer and Ctrip, dated as of January 7, 2016.

2*	Investor Rights Agreement, by and between the Issuer and Ctrip, dated as of January 7, 2016.

3†	Voting Agreement, by and between Target Parent and Ctrip, dated as of October 18, 2016.

4

Amendment to Investor Rights Agreement, by and between the Issuer and Ctrip, dated as of October 18, 2016 (incorporated herein by reference to Exhibit 99.3 to the Issuer’s current report on Form 6-K furnished to the Commission on October 19, 2016 (File No. 001-34837)).

5

Registration Rights Agreement, by and among Target Parent, Ctrip, the Issuer and certain other parties thereto, dated as of October 18, 2016 (incorporated herein by reference to Exhibit 99.4 to the Issuer’s current report on Form 6-K furnished to the Commission on October 19, 2016 (File No. 001-34837)).

*                         Previously Filed.

†                         Filed herewith.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 26, 2016

Ctrip.com International, Ltd.

	By:	/s/ Xiaofan Wang
	Name:	Xiaofan Wang
	Title:	Chief Financial Officer